UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported) December 3, 2016

FairPoint Communications, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-32408	13-3725229
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

521 East Morehead Street, Suite 500, Charlotte, North Carolina		28202
(Address of principal executive offices)		(Zip Code)
Registrant’s telephone number, including area code (704) 344-8150
N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

On December 3, 2016, FairPoint Communications, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Consolidated Communications Holdings, Inc., a Delaware corporation (“Parent”) and Falcon Merger Sub, Inc., a newly formed Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”). The Merger Agreement provides for, among other things, a business combination whereby Merger Sub will merge with and into the Company, with the Company as the surviving entity (the “Merger”). As a result of the Merger, the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving corporation and a wholly owned subsidiary of Parent.

At the effective time of the Merger, each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (other than (i) shares held in treasury or owned directly by the Company, any Subsidiary of the Company, Merger Sub or Parent (other than shares in trust accounts, managed accounts and the like or shares held in satisfaction of a debt previously contracted); and (ii) shares held by stockholders who have properly made and not withdrawn a demand for appraisal rights under Delaware law) will be converted into and become the right to receive 0.7300 shares of common stock, par value $0.01 per share, of Parent (the “Parent Stock”) and cash in lieu of fractional shares, less any applicable taxes required to be withheld, all as set forth in the Merger Agreement.

The Merger is subject to various customary closing conditions, including, but not limited to, (i) approval by the Company’s stockholders and Parent’s stockholders, (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) federal and state regulatory approvals, (iv) the absence of any order, injunction, statute, rule, regulation or decree prohibiting, precluding, restraining, enjoining or making illegal the consummation of the Merger, (v) the accuracy of the representations and warranties of each party, (vi) performance, in all material respects, of all obligations and compliance with, in all material respects, agreements and covenants to be performed or complied with by each party, (vii) declaration of effectiveness of the Registration Statement on Form S-4 to be filed by Parent, (viii) the Company holding a minimum cash amount as of the effective time of the merger, and (ix) the approval of the listing of additional shares of Parent Stock to be issued to the Company’s stockholders.

The Company, Parent and Merger Sub have made customary representations, warranties and covenants in the Merger Agreement, including the Company agreeing not to solicit alternative transactions or, subject to certain exceptions, to enter into discussions concerning, or provide confidential information in connection with, an alternative transaction except as provided by the Merger Agreement. The Company has agreed to customary covenants regarding the operation of the business of the Company and its subsidiaries prior to the closing, including to convene and hold a meeting of its stockholders to consider and vote upon the Merger and, subject to certain customary exceptions, to recommend that its stockholders approve and adopt the Merger Agreement. The Company’s agreement not to solicit or engage in discussions regarding alternative transactions is subject to a customary “fiduciary out” provision that allows the Company, under certain circumstances and in compliance with certain obligations, to provide non-public information and engage in discussions and negotiations with respect to an unsolicited alternative acquisition proposal that would reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement).

The Merger Agreement contains certain termination rights for both the Company and Parent, and further provides that, upon termination of the Merger Agreement under certain circumstances, the Company may be obligated to pay Parent a termination fee of $18.9 million and, upon termination of the Merger Agreement under certain other circumstances, Parent may be obligated to pay the Company a termination fee of $18.9 million.

As of the effective time, each option to purchase shares of the Company Common Stock or other right to purchase the Company Common Stock under any Company stock plan (each, a “Company Option”), to the extent outstanding and unexercised immediately prior thereto, shall become fully vested and shall, subject to certain conditions set forth in the Merger Agreement, without any action on the part of any holder thereof, be automatically canceled in exchange for the right to receive, as soon as reasonably practicable following the effective time, that number of shares of Parent Stock as is equal to the option consideration (as defined in the Merger Agreement).

As of the effective time, each performance award granted under any Company stock plan (each, a “Performance Award”), to the extent outstanding immediately prior thereto, shall become fully vested (at the 100% level) and shall, without any action on the part of any holder thereof, be automatically canceled in exchange for the right to receive, as soon as reasonably practicable following the effective time, the number of shares of Parent Stock equal to the performance award consideration (as defined in the Merger Agreement).

As of the effective time, each restricted share award granted under any Company stock plan, to the extent outstanding and subject to vesting or forfeiture conditions (whether time-based or performance-based), shall become fully vested or released from such forfeiture conditions as of the effective time and shall be treated as a share of Company Common Stock for all purposes of the Merger Agreement.

Parent has secured committed debt financing in conjunction with the Merger that, in addition to cash on hand or other sources of liquidity, will be used to refinance Company debt and pay fees and expenses associated with the Merger.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which will be submitted in a future filing.

Item 7.01	Regulation FD Disclosure.

On December 5, 2016, Parent and the Company issued a joint press release announcing that they had entered into the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

In addition, on December 5, 2016, Parent intends to provide supplemental information regarding the proposed transaction to investors and analysts, a copy of the written materials for which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Safe Harbor

The Securities and Exchange Commission (“SEC”) encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. Certain statements in this filing are forward-looking statements and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. These forward-looking statements reflect, among other things, current expectations, plans, strategies, and anticipated financial results of Parent and the Company, both separately and as a combined entity. There are a number of risks, uncertainties, and conditions that may cause the actual results of Parent and the Company, both separately and as a combined entity, to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include the timing and ability to complete the proposed acquisition of the Company by Parent, the expected benefits of the integration of the two companies and successful integration of the Company’s operations with those of Parent and realization of the synergies from the integration, as well as a number of factors related to the respective businesses of Parent and the Company, including economic and financial market conditions generally and economic conditions in Parent’s and the Company’s service areas; various risks to stockholders of not receiving dividends and risks to Parent’s ability to pursue growth opportunities if Parent continues to pay dividends according to the current dividend policy; various risks to the price and volatility of Parent’s common stock; changes in the valuation of pension plan assets; the substantial amount of debt and Parent’s ability to repay or refinance it or incur additional debt in the future; Parent’s need for a significant amount of cash to service and repay the debt and to pay dividends on the common stock; restrictions contained in the debt agreements that limit the discretion of management in operating the business; legal or regulatory proceedings or other matters that impact the timing or ability to complete the acquisition as contemplated, regulatory changes, including changes to subsidies, rapid development and introduction of new technologies and intense competition in the telecommunications industry; risks associated with Parent’s possible pursuit of acquisitions; system failures; losses of large customers or government contracts; risks associated with the rights-of-way for the network; disruptions in the relationship with third party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services; telecommunications carriers disputing and/or avoiding their obligations to pay network access charges for use of Parent’s and the Company’s network; high costs of regulatory compliance; the competitive impact of legislation and regulatory changes in the telecommunications industry; liability and compliance costs regarding environmental regulations; the possibility of disruption from the integration of the two companies making it more difficult to maintain business and operational relationships; the possibility that the acquisition is not consummated, including, but not limited to, due to the failure to satisfy the closing conditions; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and diversion of management’s attention from ongoing business operations and opportunities. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements are discussed in more detail in Parent’s and the Company’s respective filings with the SEC, including the Annual Report on Form 10-K of Parent for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016, under the heading “Item 1A—Risk Factors,” and the Annual Report on Form 10-K of the Company for the year ended December 31, 2015, which was filed with the SEC on March 2, 2016, under the heading “Item 1A—Risk Factors,” and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by each of Parent and the

Company. Many of these circumstances are beyond the ability of Parent and the Company to control or predict. Moreover, forward-looking statements necessarily involve assumptions on the part of Parent and the Company. These forward-looking statements generally are identified by the words “believe”, “expect”, “anticipate”, “estimate”, “project”, “intend”, “plan”, “should”, “may”, “will”, “would”, “will be”, “will continue” or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Parent and the Company, and their respective subsidiaries, both separately and as a combined entity to be different from those expressed or implied in the forward-looking statements. All forward-looking statements attributable to us or persons acting on the respective behalf of Parent or the Company are expressly qualified in their entirety by the cautionary statements that appear throughout this filing. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, each of Parent and the Company disclaim any intention or obligation to update or revise publicly any forward-looking statements. You should not place undue reliance on forward-looking statements.

Important Merger Information and Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Parent and the Company will file relevant materials with the SEC. Parent will file a Registration Statement on Form S-4 that includes a joint proxy statement of Parent and the Company and which also constitutes a prospectus of Parent. Parent and the Company will mail the final joint proxy statement/prospectus to their respective stockholders. Investors are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. The joint proxy statement/prospectus and other relevant documents that have been or will be filed by Parent and the Company with the SEC are or will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Consolidated Communications Holdings, Inc., 121 South 17th Street, Mattoon, IL 61938, Attention: Investor Relations or to FairPoint Communications, Inc., 521 East Morehead Street, Suite 500, Charlotte, North Carolina 28202, Attention: Investor Relations.

Parent, the Company and certain of their respective directors, executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Parent is set forth in its definitive proxy statement, which was filed with the SEC on March 28, 2016. Information about the directors and executive officers of the Company is set forth in its definitive proxy statement, which was filed with the SEC on March 25, 2016. These documents can be obtained free of charge from the sources listed above. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus Parent and the Company will file with the SEC when it becomes available.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

The Exhibit Index appearing immediately after the signature page to this Current Report on Form 8-K is incorporated herein by reference.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FAIRPOINT COMMUNICATIONS, INC.

By:	/s/ Bruce F. Metge
	Name:	Bruce F. Metge
	Title:	Executive Vice President and Chief Legal Officer
Date: December 5, 2016

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Press Release of Consolidated Communications Holdings, Inc. and FairPoint Communications, Inc., dated December 5, 2016.
99.2	Investor/Analyst Presentation Materials